UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 9, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Blockstack PBC (the “Company”) has made an offering of certain of its Stacks Tokens pursuant to an offering statement qualified by the U.S. Securities and Exchange Commission (“SEC”) under Regulation A promulgated under the Securities Act of 1933 (the “Securities Act”), available at www.sec.gov and www.stackstoken.com, as amended (the “Offering Statement”) and a concurrent offering of Stacks Tokens exclusively to non-U.S. persons under Regulation S. The Company is now announcing, on a preliminary basis and subject to final audit of the sales made under the Offering Statement, that to date, between these two offerings, it has sold an aggregate of 105,166,878 Stacks Tokens for total proceeds of $23.2 million.

Expiration of Cash Offering

The Company has offered up to 62,000,000 Stacks Tokens at a price of $0.30 per token to “qualified purchasers” generally (as such term is defined under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”)) (the “general offering,”), and offered up to 78,333,333 Stacks Tokens at a discounted purchase price of $0.12 to current holders of certain non-binding vouchers to purchase Stacks Tokens, up to a maximum of $3,000 in Stacks Tokens to each voucher-holder (the “voucher program,” and together with the general offering, the “cash offering”). The term of the cash offering was set at 60 days and such term expired yesterday, September 9, 2019. The Company is now announcing, on a preliminary basis and subject to final audit, that it has sold an aggregate of 74,333,480 Stacks Tokens and received total proceeds of $15.5 million, consisting of 36,386,580 Stacks Tokens sold in the general offering for which the Company received proceeds of $10.9 million, and 37,946,900 Stacks Tokens sold in the voucher program for which the Company received proceeds of $4.6 million. In addition, 181,731 Stacks Tokens were sold in the general offering and 91,667 Stacks Tokens were sold in the voucher program subject to the receipt of approximately $55,000 and $11,000, respectively, in funds for which the Company has received wire confirmations but has not yet received payment.

Regulation S Offering

The Company has offered up to 40,000,000 Stacks Tokens at a price of $0.25 per token to non-U.S. persons under Regulation S.  To date, the Company has entered into agreements with investors for delayed delivery of 30,560,000 Stacks Tokens for total proceeds of $7.6 million. We anticipate that Stacks Tokens purchased under Regulation S will be initially issued to purchasers at the same time as the tokens sold in the general offering; however, these Stacks Tokens will be subject to a “transfer lock” that will prevent their transfer from being recorded on the Blockstack network for one year after sale.

Follow-On Offering

Certain parties have expressed interest in purchasing additional Stacks Tokens and the Company is considering a follow-on offering either under Regulation A, or through a private placement, to allow such sales.  The Company currently anticipates that the size of this offering would be approximately $5 million to $10 million.  There is no guarantee such offering will occur, and any such offering under Regulation A would be made pursuant to a new offering statement or amendment to the existing Offering Statement, in each case subject to qualification by the SEC.

The above announcement of a potential follow-on offering under Regulation A may be deemed to be “testing the waters” material under Rule 255 of the Securities Act.  No money or other consideration is being solicited, and if sent in response, will not be accepted, with respect to any such potential follow-on offering. No offer to buy the securities can be accepted and no part of the purchase price can be received until the amendment to the Offering Statement or new offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of such qualification.  If such a follow-on offering does occur, you should read the amendment to the Offering Statement or new offering statement related to such follow-on offering before investing. The information provided in that offering statement or amendment will be more complete than the information we are providing now, and could differ in important ways.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: September 10, 2019